INVEST IN **PANEL TEK ADU**

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Housing Meets Tech: We beat standard construction & prefab competitors


PANEL TEK ADU
HOUSING REVOLUTION
HOUSING MEETS TECH
We beat standard construction, prefabs + competing products.
INVEST: Raising $1.07M to scale. Low investor dilution. New housing for a primed market.

paneltekadu.com Monterey CA

Hardware | Infrastructure | Technology | Automation | Manufacturing

LEAD INVESTOR

Pavan Sandhu

PanelTek is a disruptive company that will provide some much needed housing in California. Seeing first hand how this can impact the lives of others. It is a moral imperative that we stop expecting those who working in our highest resource communities to live 1, 2 and even three hours away. We can, and must, do better. While California is a target market due to the exceptional need, we have also seen the impact on communities that are ravished by natural disasters. Many of those who lost their homes in the Paradise fire in 2018 are still living in shelters or a tent city in Chico.

Invested $50,000 this round

Learn about Lead Investors

Highlights

1. Build in less than a day with easy-to-assemble lightweight panels that need no crane.
2. 6 weeks from order to delivery.
3. Projections assume only capturing 0.18% CA market in year #5. $85M EBITA (not guaranteed).
4. Massive market: 2019 -2021 — 44,000 + ADU permits were issued. Only 12,000 were completed.
5. 2.5 million ADUs are projected to be built in California in the next 10 years.

5. 2.5 million ADUs are projected to be built in California in the next 10 years.

6. You'll want to live here: site-built look + client selects exterior & interior finishes.
7. Plans included in kit. Get over-the-counter approval in a snap.
8. Environmentally sustainable + energy efficiency + excellent soundproofing.

Our Team



Kurt Overmeyer Co-Founder + CEO

Kurt has worked in urban economic development helping cities manage growth for 20 years. He was a key player in transforming four California cities, has a deep understanding of California law, real estate economics, and the permit approval process.

The US and Canada are in a massive housing crisis. 50 years of NIMBYism and highly restrictive zoning, prevented building adequate housing in the places where people most want to live. Our kits are one key part of solving the housing crisis by allowing single family homeowners to add additional units or access the market for the first time. nnn,,,,



Rick Cartell Co-Founder + Architect + Advisor

Rick is an architect with 30+ years designing commercial buildings using panel construction, including auto dealerships, retail and restaurants. Rick designed Panel Tek's kits and will consult on operations capacity.



Beth Cartell Co-Founder + Advisor



Beth has a background in sales, real estate + NGO fundraising. She's a public speaker, trainer + educational content creator. She will consult in product development, marketing, and domestic/foreign sales development.

Tech Meets Housing. Finally.

There's a housing shortage crisis in the US. We have a solution.

If you are reading this you are respected friends, family or colleagues. There's no commitment but we want to know if you are highly interested in investing, and intend to. **If so, please click on the red button to the right: INVEST.**

Wefunder will notify you when our offering is live and ask you to confirm your investment.

Better housing that costs less.


MEET THE EVOLUTION OF HOME CONSTRUCTION
FASTER, MORE AFFORDABLE, DURABLE, ENVIRONMENTAL + CURB APPEAL.
A MODERN, EFFICIENT HOME OR ADU
WITH EVERYTHING YOU NEED!

19 Ways Panel Tek homes are superior to most homes:

1. Durable – our first panel home is 23 years old and has survived a hurricane.

2. They look like site-built home owners will be proud of, not like a mobile home.

3. Choose from 12 designs. More will be coming.

4. Choose your interior and exterior finishes.

5. Order-to-delivery time: 6 weeks.

6. Two people with low-to-moderate skills can assemble a home in approximately 6 hours with a cordless drill, not including windows and doors. A contractor can do it in 4 hours.

7. Extremely energy efficient — insulation is so good our panels can be used for a walk-in cooler.

8. Soundproofing is so good our panels can be used for a sound studio (with custom doors and no windows).

9. Far less maintenance than a traditional home.

10. Termite proof and rot proof.

11. Hypoallergenic.

12. Everything in our homes is recyclable.

13. Every single piece of waste *after* building is recyclable. Expect to fill a standard trash can to a 3-cubic-yard dumpster.

14. Meets low-VOC standards. Panels are made of steel skins encapsulating polystyrene. This sequesters polystyrene in its most sustainable and recyclable form.

15. Industrial-strength automotive coating on steel skin protects against salt air.

16. Homes can be built on concrete slab, over a basement or crawl space.

17. Online order-to-delivery is easy. You don't even need to talk to anyone!

18. Certified seismic zone A — C (most of the US). Our structures already meet the requirements for seismic zone D — F (most of California and parts of the west) and we'll begin the 45-day certification process as soon as we raise the funds to cover the cost ($80,000). It's our first priority for this raise.

19. Live load rated for 24 lbs. per sf on the roof (slightly more than the Tahoe snow rating). Could add a standing-seam roof that heats up and sheds snow.

We've got traditional building, prefabs and competing products beat.


ZERO-COMPROMISE HOUSING + ADUS
The housing kits are made of lightweight structural panels. The exterior walls and roof can be assembled in 4-6 hours. Panel Tek homes cost 1/2 of traditional accessory dwelling unit (ADU) construction and 15% less than the competition.
BACKYARD OFFICE
120 sf — 240 sf | $16,950 — $31,450
STUDIO
240 sf — 384 sf | $31,450 — $41,950
ONE-BEDROOM
384 sf — 512 sf | $41,950 — $54,950
TWO-BEDROOM
576 sf - 896 sf | $64,950 - $94,450
CARRIAGE HOUSE
576 sf above a 1 or 2 car garage
$57,950 — $81,950

Our 36 to 50-pound panels can be easily lifted. Two people with low-to-moderate skills can **assemble the exterior walls and roof** with basic tools such as **a cordless drill. A contractor** can do it in 4 hours. **If you've ever tried to assemble** a simple Ikea bookshelf you'll know why we recommend hiring a contractor! (Times do not include the windows and doors.)


YOU DESIGN YOUR HOME
WE PROVIDE PANELS FOR WALLS + ROOFS
We also provide detailed specs and plans, ease of permit approval, and recommendations for your finish work. Materials that do not come with our kit (but are built into the $250K-$325K/sf cost) are for you to choose and your builder to finish. In a year our kits will be all-inclusive, including pre-fab interior walls containing plumbing and electrical.
FLOORING
WINDOWS + DOORS
CABINETS + FIXTURES
INTERIOR + EXTERIOR FINISHES
APPLIANCES + WASHER & DRYER

We have replaced traditional wood framing. A contractor or subs will be needed to install plumbing, electrical, dry wall, flooring, doors, windows, HVAC, cabinets in kitchen/bath, and paint. We make it all easy with specs and recommendations. Drywall is recommended but not required. Panels can be painted but it's least expensive to place plumbing pipes and electrical wiring behind drywall.

Finish work listed is built into the price estimate of $250-$325 per square foot. This includes an allowance for above-average appliances (washer, dryer, refrigerator, dishwasher, stove/oven).


OPTIONS
CAR CHARGER
SOLAR SYSTEM + BATTERY WALLS
STORAGE AREA W/ BUILT-IN BIKE RACK
SHADE CANOPY


BETTER THAN AVERAGE FIRE PROTECTION
Wood-frame buildings become part of the fire, make it worse and come with no fire separation.
1-HOUR FIRE SEPARATION
Low intensity wildfires outside take an hour to reach anything inside and won't increase the amount of fuel on the property.
2-HOUR FIRE SEPARATION
Add one extra hour of protection by applying an exterior finish such as stucco or Hardie board.

60,000 are chronically unhoused in California alone.


EMERGENCY HOUSING
DESIGNED FOR RAPID DEPLOYMENT
A small unit insulated with a locking door is designed for homeless, refugees, victims of natural disasters and war. From a simple dorm room to a complete off-the-grid home.
Customers: Our network includes contacts at FEMA, states + foundations.
· RAPID VILLAGE CONSTRUCTION
· ORGANIZATIONS CAN PROVIDE WRAP-AROUND SERVICES: HEALTHCARE, EDUCATION, LEGAL + ADDICTION.

Panel Tek improves on emergency housing. Current suppliers build uninsulated sheds that do not lock and lack basic amenities beyond a bed.

There are 580K homeless in the US and approximately 59.1M displaced worldwide (not including the millions displaced by the war in Ukraine).

The US also now has more than 80 tiny-home villages. This trend will likely grow, and Panel Tek is the ideal supplier for the future of more affordable, environmentally-friendly housing.

We'll begin with ADUs in California.


FIRST UP
THE EPICENTER OF THE HOUSING CRISIS
San Francisco Bay Area & Greater Los Angeles. California laws allow ADUs on most single family properties and lot splits — two units can be built on each lot. This equals 2.1 million potential new units for Panel Tek. Panel Tek's CEO is available to consult on lot splits.
MODEL HOMES
Santa Cruz, San Francisco, San Jose + Los Angeles
EASY DESIGN, ORDER, FINANCE ONLINE
Apply for a construction loan that rolls into a 30-year mortgage on our website: PanelTekAdu.com
STATE + LOCAL JURISDICTION PRE-APPROVALS
Customers can walk in and get same-day permits.
SALES PARTNERS
Discounts for realtors, developers & contractors.
Our network of contractors are ready to build.
SOCIAL MEDIA + PAY-PER-CLICK ADVERTISING

We'll begin with ADUs because:

1. California state laws now encourage ADUs to meet the housing crisis and have streamlined the permit process. Land and utilities are already in place for homeowners, which also speeds up the process of new building.

2. California had a 3.5 million housing unit shortage before the pandemic and that has only increased. Los Angeles alone issued 44,000 ADU permits in only six months during 2019-2021. Only 12,000 are finished due to the high cost of construction. That leaves 32,000 opportunities for Panel Tek in this one market.

3. More permits will be issued every year, increasing the backlog of demand.

4. More cities are following San Jose and Los Angeles and are dedicating staff in their planning departments for ADUs. They have a pre-approval process for homes kits like Panel Tek's.

5. Panel Tek kits will be pre-approved in San Jose, Los Angeles and other cities

that have pre-approved lists for walk-in, over-the-counter permitting once we complete seismic testing.

6. Cities will market Panel Tek when we're included on their online ADU pre-approved list. Property owners will go with companies that have the government's rubber stamp.

7. We will offer commissions to real estate agents, contractors, and developers who will get bulk discounts.

Easy Order + Delivery + Build:


HOUSING STREAMLINED:
AMERICA'S TOP 25 MOST EXPENSIVE CITIES + STATES WITH ADU LAWS ON THE BOOKS
MESSAGE TO HOMEOWNERS
Add income and equity to your property. Backyard office, family housing, rental, Airbnb. Our website supports GIS mapping to see how units fit in any backyard.
Coming in 2023
From foundation to finishes: We'll facilitate contractors in key markets.
5. Seattle/Tacoma
4. Portland
1. Bay Area
2. Los Angeles
3. San Diego

1. Place an order and finance it on our website (we are working with a bank to facilitate adding a construction loan to a mortgage).

2. Decide whether you'll be an owner-builder or will hire a contractor. Two people with low-to-moderate skills can assemble the exterior walls and roof in approximately 6 hours with basic tools. A contractor can do it in 4 hours. If you've ever tried to assemble a simple Ikea bookshelf, you'll know why we recommend hiring a contractor!

3. Print the plans from our website. We'll create a specific site plan within 24 hours of your kit order. Get an over-the-counter permit in one day in a pre-approved city.

4. Homes can be built on a flat concrete slab, over a basement or a crawl space. Hire a contractor to build your base.

5. Six weeks later, your kit will arrive.

6. No crane is needed. You can unload each 36 to 50-pound panels, and assemble the walls and roof.

7. Hire installers/subcontractors for:
Windows, plumbing, electrical, lighting, cabinetry, drywall, painting. Drywall is recommended but not required. Panels can be painted, but it's least expensive to place plumbing pipes and electrical wiring behind drywall.


PANEL TEK HOME BEING BUILT IN THE BAHAMAS
In 8 hours, day labors built the walls and roof of a custom panel home. (There are no windows because the homeowner wanted to reuse the panel cut-out as hurricane shutters.)

High cost construction causes homeowners to abandon ADUs plans. Our Homes Are Larger, Better, AND Cost Less.


PANEL TEK HOMES
DON'T LOOK LIKE A TRAILER WITHOUT WHEELS


Panel Tek homes look site-built. They are shipped in small containers and delivered in 6 weeks or less!
ALL-IN we cost 15% less per square foot than competitors.
ABODU*
BOXABL *
PREFAB ADU *
MIGHTY SMALL HOMES
CRATE MODULAR *
STUDIO SHED
* Requires Crane

Panel Tek homes:

• cost 15% less per square foot than the closest competitor.

• look like a site-built home owners will be proud of, not like a mobile home.

• do not require a crane to lift into place.

• have a strong steel skin. Most companies that make structural insulated panels (SIPs) and manufacture prefab homes use OSB skin (pressed wood strands and adhesives) instead of metal.

• use snap-lock technology that creates a wall with no insulation gaps for increased energy efficiency up to (R46).

Our projections are conservative.


ONLY CAPTURING 0.18 OF THE CALIFORNIA ADU MARKET
YEAR FIVE: $200M SALES + $85M EBITA
$90M
$68M
$45M
$23M
$0M
EBITA
ADUs/EDUS
$4M
290
$8M
575
$20M
1,386
$43M
2,773
$87M
5,545
2022
2023
2024
2025
2026
Returns not guarantee

Abodu is our top competitor. Their structures are made of traditional wood framing, which are less environmentally sustainable. They look like a prefab rather than a traditional home, and must be lifted with a crane onto a property. They cost $25K more ($206K) for a unit that is 33% smaller than our 512 sf home. Their turnaround time is good at 5 weeks. Their base price also includes interiors complete. We plan to add that feature in 2023.

Boxabl manufactures a folding ADU kit that includes walls and roof and can be set up as quickly as our unit, but requires a crane to reach backyards and to assemble. Their 350 sf system equivalent to ours costs $200K and is 31% smaller.

Prefab ADU builds factory built prefabricated units. Their unit equivalent to our 1-bedroom is 390 sf and costs $225,000 (24% smaller). Their base price includes interiors complete.

Mighty Small Homes provides a site-built OSB style SIPS unit similar to Studio Shed. Their kits start at $25,000 for 256sf (our 288 is $31,450) and are significantly more difficult to assemble than ours. Their final build cost can range from 30-50% more than ours.

Crate Modular uses shipping containers to build ADUs that cost $210,000 for a 40'X10'. These require a building pad and a crane for delivery. A turnkey unit averages 40% more than ours.

Studio Shed provides kits for small studio units that are made from OSB SIPS panels that weigh roughly 10x as much as our panels. Their kit equivalent price to our 1-bedroom: $250,000 and require much more onsite finishing then our ADU Kits.

12 months after launch, begin Series A to Expand manufacturing capacity.


MERGERS + ACQUISITIONS EXIT PLAN:
LEAVING THE DOOR OPEN FOR AN IPO
TODAY
Accepting orders from 90% of the US. ADU kits are approved for seismic Zones A-C.
SEISMIC TESTING
Panels meet Zones D-F standards, but approval is needed. Panel Tek will be on planning dept. pre-approval lists in primary markets
MARKETING
Train California realtors + builders. E-commerce development + branding
R&D
R & D for complete interior kits that include interior walls, plumbing, electrical + finishes.
2023 Q1
Open California distribution facility.
$7M — $10M Series A
2023 Q1
Priced round at about a $60M valuation. Partner with manufacturer + open a west coast factory.
2024
Expand factory + markets

Forward-looking projections are not guaranteed.

When sales reach 1,400 kits per year, we will need to expand manufacturing capacity. We estimate EBIDA will be $20 million and it will take 2.5 years to reach that point from launch in September, 2022. We're already working with our existing panel supplier to enter into a partnership with us to scale with the growth of Panel Tek.

12 months after launch, we'll begin Series A fundraising with a valuation of $60 million to finance the expansion of manufacturing capacity. We'll need to raise $5 - 10 million to help our existing panel supplier expand. (not guaranteed)

Investors will benefit from our years of dedication and experience.


PANEL TEK IS A DESIGN + DISTRIBUTION COMPANY
MINIMAL STAFF NEEDED
KURT OVERMEYER | CO-FOUNDER + CEO
Kurt has worked in urban economic development helping cities manage growth for 20 years. He was a key player in transforming four California cities, has a deep understanding of California law, real estate economics, and the permit approval process.
RICK CARTELL | CO-FOUNDER + ARCHITECT + ADVISOR
Rick is an architect with 30+ years designing commercial buildings using panel construction, including auto dealerships, retail and restaurants. Rick designed Panel Tek's kits and will consult on operations capacity.
BETH CARTELL | FOUNDER + ADVISOR
Beth has a background in sales, real estate + NGO fundraising. She's a public speaker, trainer + educational content creator. She will consult in product development, marketing, and domestic/ foreign sales development.
YEAR #1 FOUNDING TEAM ROLES:
Sales, salesforce training, delivery coordination, + admin
Contracted consultants:
• Site plans + construction manager
• Interior kits + new product R&D
• Sales reps: realtors + builders
YEAR #2 HIRES:
• Inside/outside sales rep
• Marketing agency
• Fractional CFO
YEAR #3 HIRES:
• Emergency housing sales rep/contract specialist
• Manufacturing engineer

Kurt Overmeyer's decades of work in urban planning and development has led him to co-found and lead Panel Tek. Kurt has worked with housing developers on numerous multi-family projects and understands how to develop for the future: denser, affordable housing that will meet the growing need for housing in the US. His knowledge in technical aspects such as zoning, lot splits, building codes, and designing for community acceptance will all come into play as Panel Tek becomes the choice of larger-scale developers, as well as homeowners seeking single-family residences and ADUs.

Kurt was a key player in developing the proposed Seaside General Plan Update, the Campus Town Project, the Ascent project, and many others. He has BAs in Anthropology and Political Economics from Indiana University, and a Master's in Public Administration from the University of Alabama. He is also an expert in branding and retail economics.

Rick and Beth Cartell are retiring but will be instrumental in oversight and the maintenance of high quality standards in their areas of expertise: Rick in design, construction and panel technology, and Beth in marketing and sales. Both have put decades of effort into developing the product that will be marketed today.

The housing shortage is increasing.
Our homes can help reverse the tide.


IF WE DON'T ACT
HELP


WANTED
LABOR SHORTAGES
Labor shortages in desirable locations are fueled by a lack of affordable housing.
HOMELESS
580,000+ Americans are homeless. Tent cities, families living in decrepit campers — we can do better.
HIGH RENT
Americans earn $35,000 less per year and can't afford to live in America's 25 largest cites.
EMERGENCY HOUSING
2,546 homes destroyed by California's top 5 biggest fires 2018 - 2021.
Panel Tek homes deliver housing in unaffordable markets, a pathway to homeownership for those squeezed out, rapid shelter for homeless.

Supply ≠ Demand.

1. There's insufficient housing supply in markets where demand is high(California is building 50% of needed housing. Source: Cal. Dept. of Housing & Community Development, 2018)

2. The cost of housing is unaffordable for many. ADU Home building now costs as much as $600/sf on average in California (includes finish work, flooring, paint, appliances). A 500 sf studio would cost about $300K for permits & construction. Our 500 sf studio can cost less than $165K.

3. Home construction has not changed all that much in 100 years. Panel Tek is revolutionizing home building.

4. How? Costs are 1/2 less and order-to-build time is 6 weeks for a home that surpasses the quality of most homes.

5. California needs to build 3.5 million homes by 2025. The state is creating fewer than 100,000 units per year of market rate housing and fewer than 20,000 units of affordable housing. Many teachers can no longer live in the communities where they work. Source: McKinsey Global Institute, 2016.

Invest to solve one of our nation's most vexing problems.


LET'S GO. RAISING $1.07M TO FUND:
• ICC seismic testing — $80K
• Branding — $60K
• Development of e-commerce site — $75K
• Plans & engineering — $60K
• Realtor & home builder training — $50K
• Channel marketing campaigns — $100K
• West coast distribution center — $100K
• Demonstration unit(s) — $209K
• Salaries for founders/managers — $336K
CONSERVATIVE PROJECTION: 20X+ RETURNS
RESERVE YOUR SPOT IN THE ROUND
Anyone can invest: wefunder.com/paneltek
CONNECT: kurt@pantekadu.com
Easy design, order & finance online
Outpace competitors: 6 weeks or less delivery.
15% lower cost than competitors
DIY or third party assembly
Returns not guarantee

We conservatively estimate returns at 20X, but we expect returns to be higher. We are confident we have a product line that fills a massive market need, a qualified team, and a strategy that maintains low overhead and scales gradually with growth.


RULE 206 REGULATION CROWDFUNDING
COMPLIANCE STATEMENT:
(1) No money or other consideration is being solicited, and if sent, will not be accepted;
(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) a prospective purchaser's indication of interest is non-binding.

Downloads

Citations List Seed Funding Round Panel Tek .pdf

Slide Deck Final Testing the Waters V7 7 26 22 Panel Tek.pdf

PanelTek One Page Summary Testing the Waters V3 7 21 22.pdf